UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

68234L108

(CUSIP Number of Class of Securities Underlying Options)

Punit Dhillon

President and Chief Executive Officer

OncoSec Medical Incorporated

5820 Nancy Ridge Drive

San Diego, California 92121

(855) 662-6732

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Steven G. Rowles

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, California 92130

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,221,592	$444

*	This Transaction Valuation was calculated solely for purposes of determining the filing fee and should not be used for any other purpose. This amount assumes that stock options to purchase 2,479,671 shares of the Issuer’s common stock having an aggregate value of $2,479,671 based on the Black-Scholes option pricing model as of November 11, 2016 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $200 for each $1,000,000 of the aggregate amount of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by OncoSec Medical Incorporated, a Nevada corporation (“OncoSec” or the “Company”), to exchange certain stock options to purchase up to an aggregate of 3,394,011 shares of its common stock that have been granted to eligible participants for a lesser number of new stock options with a lower exercise price. The stock options eligible for exchange in the Exchange Offer are described in the Offer to Exchange (as defined below) and are referred to herein as the “Eligible Options.” Each new stock option will be granted pursuant to OncoSec’s 2011 Stock Incentive Plan, as amended and restated. An “eligible participant” refers to an employee (including executive officers), director or acting consultant of OncoSec as of the commencement of the Exchange Offer and through the expiration date of the Exchange Offer.

Attached hereto as Exhibit (a)(1)(A) is the Offer to Exchange Certain Stock Options for New Stock Options, dated November 16, 2016 (the “Offer to Exchange”). The information in the Offer to Exchange, including all schedules thereto, is incorporated herein by reference in response to the items required in this Schedule TO. OncoSec is making the Exchange Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election and Withdrawal Form, attached hereto as Exhibit (a)(1)(C).

Item 1. Summary Term Sheet.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address.

OncoSec is the issuer of the securities subject to the Exchange Offer. The address of OncoSec’s principal executive office is 5820 Nancy Ridge Drive, San Diego, California 92121, and the telephone number at that address is (855) 662-6732.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the new stock options to be issued in the Exchange Offer will depend upon the number of shares of common stock subject to the Eligible Options that are tendered by eligible participants and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers and the sections under The Exchange Offer titled Eligible Stock Options; Eligible Participants; Expiration Date, Acceptance of Eligible Stock Options; New Stock Options and Source and Amount of Consideration; Terms of New Stock Options is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer—Price Range of Our Common Stock is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above and in Schedule B to the Offer to Exchange is incorporated by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors and the sections under The Exchange Offer titled Eligible Stock Options; Eligible Participants; Expiration Date, Procedures for Electing to Exchange Eligible Stock Options, Withdrawal Rights, Acceptance of Eligible Stock Options; New Stock Options, Conditions of the Exchange Offer, Source and Amount of Consideration; Terms of New Stock Options, Information About Us; Financial Information, Accounting Consequences of the Exchange Offer, Material U.S. Federal Income Tax Consequences and Extension of the Exchange Offer; Termination; Amendment is incorporated herein by reference.

(b)	Purchases.

All members of the Company’s Board of Directors and all of the Company’s executive officers who hold Eligible Options are eligible to participate in the Exchange Offer. The information set forth in the Offer to Exchange under The Exchange Offer—Procedures for Electing to Exchange Eligible Stock Options, The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and in Schedule B to the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and in Schedule B to the Offer to Exchange is incorporated herein by reference. The OncoSec Medical Incorporated 2011 Stock Incentive Plan, as amended and restated, and forms of employee and consultant Notices of Stock Option Award and Stock Option Award Agreements under such plan, filed as Exhibits (d)(1), (d)(2) and (d)(3) hereto, also contain information regarding the Company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer—Purpose of the Exchange Offer is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer—Acceptance of Eligible Stock Options; New Stock Options and The Exchange Offer—Accounting Consequences of the Exchange Offer is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer—Purpose of the Exchange Offer is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer—Source and Amount of Consideration; Terms of New Stock Options and The Exchange Offer—Fees and Expenses is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer—Conditions of the Exchange Offer is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and in Schedule B to the Offer to Exchange is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and in Schedule B to the Offer to Exchange is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under The Exchange Offer—Information About Us; Financial Information, The Exchange Offer—Additional Information and in Schedule A to the Offer to Exchange is incorporated herein by reference. OncoSec’s Annual Report on Form 10-K for its fiscal year ended July 31, 2016 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Risk Factors, The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and The Exchange Offer—Legal Matters; Regulatory Approvals is incorporated herein by reference. The OncoSec Medical Incorporated 2011 Stock Incentive Plan, as amended and restated, the forms of employee and consultant Notices of Stock Option Award and Stock Option Award Agreements under such plan, and certain compensatory and other agreements between the Company and certain of its executive officers and directors, filed as Exhibits (d)(1) through (d)(11) hereto, also contain information in response to this Item.

(c)	Other Material Information.

Not applicable.

Item 12. Exhibits.

The Exhibit Index immediately following the signature page to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONCOSEC MEDICAL INCORPORATED

By:	/s/ Punit Dhillon
Punit Dhillon
President, Chief Executive Officer

Date: November 16, 2016

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated November 16, 2016 (filed herewith).

(a)(1)(B)	Cover Email to all Eligible Participants Holding Eligible Options from Andrew Cronauer dated November 16, 2016 (filed herewith).

(a)(1)(C)	Election and Withdrawal Form (filed herewith).

(a)(1)(D)	Forms of Email Confirmation (filed herewith).

(a)(1)(E)	Form of Participant PowerPoint Presentation (filed herewith).

(a)(1)(F)	Forms of Reminder and Last Day Emails (filed herewith).

(a)(1)(G)	Form of Final Results Email (filed herewith).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	OncoSec Medical Incorporated 2011 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-197678) filed on July 28, 2014).

(d)(2)	Form of Employee Notice of Stock Option Award and Stock Option Award Agreement under the OncoSec Medical Incorporated 2011 Stock Incentive Plan (filed herewith).

(d)(3)	Form of Non-Employee Director Notice of Stock Option Award and Stock Option Award Agreement under the OncoSec Medical Incorporated 2011 Stock Incentive Plan (filed herewith).

(d)(4)	Form of Consultant Notice of Stock Option Award and Stock Option Award Agreement under the OncoSec Medical Incorporated 2011 Stock Incentive Plan (filed herewith).

(d)(5)	2014 Stock Option Award Agreement, dated March 7, 2014, by and between the Company and Punit Dhillon (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 13, 2014).

(d)(6)	Inducement Stock Option Award Agreement, effective July 6, 2015, by and between the Company and Richard Slansky (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on December 8, 2015).

(d)(7)	Inducement Stock Option Award Agreement, effective September 1, 2016, by and between the Company and Sharron Gargosky, PhD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(8)	Employment Agreement, dated May 18, 2011, by and between the Company and Punit Dhillon (incorporated by reference to Exhibit 10.3 to the Company’s our Quarterly Report on Form 10-Q filed on June 14, 2011).

(d)(9)	Executive Employment Agreement, effective July 6, 2015, by and between the Company and Richard Slansky (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on December 8, 2015).

(d)(10)	Executive Employment Agreement, effective November 1, 2015, by and between the Company and Sheela Mohan-Peterson (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on December 8, 2015).

(d)(11)	Executive Employment Agreement, effective September 1, 2016, by and between the Company and Sharron Gargosky, PhD (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 6, 2016)

(d)(12)	Form of Indemnification Agreement by and between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 29, 2015).

(g)	Not applicable.

(h)	Not applicable.